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AM 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 43115

[redacted]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02022047

RECEIVED
APR - 1 2002
SEC MAIL PROCESSING SECTION
WASH. D.C.
368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H.C. WAINWRIGHT & CO, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BOSTON PLACE
(No. and Street)

BOSTON, (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN R. YARDUMIAN (617) 227-3100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name — *if individual, state last, first, middle name*)

200 BERKELEY STREET (Address) BOSTON (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 4/4/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, STEPHEN R. YARDUMIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. WAINWRIGHT & CO, INC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Stephen R Yardumian
Signature

CHIEF FINANCIAL OFFICER
Title

Evelina R. Allyson
Notary Public
My Commission Expires September 25, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. C. Wainwright & Co., Inc. (A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)(SEC I.D. No. 8-43115)

Statement of Financial Condition and Independent Auditors' Report as of December 31, 2001 and Supplemental Report on Internal Control

Filed in accordance with SEC Rule 17a-5(e)(3) as a Public Document

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
H. C. Wainwright & Co., Inc.:

We have audited the accompanying statement of financial condition of H. C. Wainwright & Co., Inc. (the "Company") (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of H. C. Wainwright & Co., Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the Company's net capital at December 31, 2001 includes a $1,000,000 subordinated loan from a bank that is in default.

Deloitte & Touche LLP

March 28, 2002

H. C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH AND CASH EQUIVALENTS	$	2,294,925
RECEIVABLES:		
From clearing broker		969,801
Other		846,659
SECURITIES OWNED:		
Marketable, at market value, held for trading (cost, $2,368,446)		2,334,380
Marketable, at market value, held for investment (cost, $277,940)		208,045
Not readily marketable, at estimated fair value, held for investment (cost, $570,373)		828,623
SECURED DEMAND NOTES		300,000
ADVANCES TO AFFILIATES		4,157,256
PREPAID EXPENSES AND DEPOSITS		849,268
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less accumulated depreciation and amortization of $987,778		654,525
	$	13,443,482
LIABILITIES AND STOCKHOLDER'S EQUITY		
NOTE PAYABLE TO BANK	$	250,000
ACCOUNTS PAYABLE AND ACCRUED EXPENSES		1,215,632
ACCRUED COMMISSIONS AND BONUSES		1,780,595
SECURITIES SOLD BUT NOT YET PURCHASED, at market value (selling price, $43,413)		37,111
PAYABLE FOR SECURITIES PURCHASED ON MARGIN		1,724,243
		5,007,581
SUBORDINATED BORROWINGS (Note 9)		2,800,000
COMMITMENTS		
STOCKHOLDER'S EQUITY:		
Common stock (200,000 shares of no par value authorized; 100,000 shares issued and outstanding)		883,867
Paid-in capital		12,907,599
Less treasury stock, at cost, 5,000 shares		(98,050)
Accumulated deficit		(8,057,515)
Total stockholder's equity		5,635,901
	$	13,443,482

See notes to statement of financial condition

H. C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

The Company – H. C. Wainwright & Co., Inc. (the "Company") (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation (the "Parent")) is a Massachusetts corporation and a broker and dealer in securities. The Company introduces brokerage transactions for clearance and execution services to Pershing (a division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing"), a New York Stock Exchange member firm, on a fully disclosed basis.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from Pershing on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

Security Transactions – Security transactions and related commission revenues and expenses are recorded in the financial statements on a settlement-date basis, which approximates a trade-date basis.

Investments in Securities – Marketable securities are valued at market value, and securities not readily marketable are valued at their estimated fair value as determined by management of the Company.

Depreciation and Amortization – Depreciation is computed using the straight-line method based on the estimated useful lives of the assets. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

Income Taxes – The Company files its federal and state income tax returns on a consolidated basis with H.C. Wainwright Holding Corporation and other subsidiaries of its Parent. Amounts due to or due from the Parent are included in advances to affiliates. Amounts due from Parent for income taxes were approximately $4,000,000 at December 31, 2001, representing net operating loss carryforwards arising from the Company's operations, which are available to the Parent. Due to the uncertainty of the realization of the net operating loss carryforwards, the Company has established a valuation allowance of approximately $2,200,000 against these carryforward benefits.

Cash Equivalents – Cash equivalents consist of investments in money market funds with the Company's clearing broker and the Company's primary bank.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates – The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements - In June of 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement, effective for the Company's fiscal year beginning January 1, 2001, established accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or a liability measured at its fair value. The adoption of this standard did not have a material impact on the financial condition of the Company.

The Company has evaluated the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years after December 15, 2000. The adoption of SFAS No. 140 had no impact on the Company's financial condition.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations entered into after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and identifiable intangible assets with indefinite lives will no longer be amortized, but will be reviewed at least annually for impairment. Identifiable intangible assets with discrete useful lives will be amortized over their useful lives. Goodwill and intangible assets acquired after July 1, 2001 will be subject immediately to the non-amortization and amortization provisions of SFAS No. 142.

SFAS No. 142 is effective for the Company's fiscal year beginning January 1, 2002. Management is currently assessing the impact SFAS 142 will have upon adoption.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. The Company believes that the adoption of SFAS No. 143 will have no impact on its financial condition.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121. SFAS 144 is effective for the Company's fiscal

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

year beginning January 1, 2002. Management is currently assessing the impact SFAS 144 will have upon adoption.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, shall not exceed fifteen times net capital (1500%), as defined. In addition, required net capital is $216,415. At December 31, 2001, the Company's percentage of aggregate indebtedness to net capital was 461% and net capital was $703,571, which exceeded required net capital by $487,156. The Company's net capital at December 31, 2001 includes a $1,000,000 subordinated bank loan that is in default as of December 31, 2001 (Note 9). The terms of the subordination agreement do not permit the Company to repay the loan in the event that it would cause the Company's percentage of aggregate indebtedness to net capital to exceed 1200%. Based on the Company's percentage of aggregate indebtedness to net capital at December 31, 2001, the Company is not permitted to repay the loan as the Company would not be able to meet its net capital requirements pursuant to Rule 15c3-1.

3. TRADING SECURITIES

The Company purchases marketable securities held for trading through various margin accounts maintained with its principal clearing broker. The aggregate of the market value of securities held in such accounts cannot exceed 15 times net capital, as defined (Note 2). Any and all payables to the broker by the Company may be collateralized by securities held by the broker on behalf of the Company. At December 31, 2001, $2,334,380 of trading securities held by the Company had been purchased through such margin accounts. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2001 at market values of the related securities, and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and sold, but not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	Sold, but Not Yet Purchased
Municipal Bonds	$ 1,810,528	$ 10,446
Corporate Bonds	51,492	-
Corporate Stocks	472,360	26,665
	$ 2,334,380	$ 37,111

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2001, these securities consist of equities at an estimated fair value of $828,623. All securities held for investment at December 31 2001, totaling $1,036,168, have been pledged as collateral for certain debt of H.C. Wainwright Holding Corporation, the Company's parent company.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company operates from leased office facilities under noncancelable agreements expiring at varying times through 2004. Among other provisions, the leases contain escalation clauses for taxes and maintenance.

The following is a schedule of the minimum annual payments over the noncancelable terms of the Company's leases:

5. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Year Ending December 31	Minimum Annual Payments
2002	$ 2,121,000
2003	1,963,000
2004	1,811,000
2005	1,146,000
2006	1,129,000
Thereafter	1,914,000
Total	$ 10,084,000

The Company has a letter of credit with a major bank for $93,763, which matures on September 30, 2002.

6. SAVINGS AND INVESTMENT PLAN

The Company provides a savings and investment plan for eligible employees. The plan is a defined contribution plan which allows for a compensation reduction feature under Section 401(k) of the Internal Revenue Code. A matching employer contribution, not to exceed 6% of the employee's compensation for the plan year, may be made to each employee's account at the Company's discretion.

7. NOTE PAYABLE TO BANK

The Company has available a discretionary revolving line of credit under which it may borrow up to $250,000, payable on demand. Interest is at the higher of the bank's announced base rate or the overnight Federal Funds rate plus ½ %. The interest rate on the revolving line of credit was 4.75% at December 31, 2001. Borrowings outstanding under this line of credit amounted to $250,000 at December 31, 2001.

8. RELATED-PARTY TRANSACTIONS

Subordinated debt in the amount of $600,000 at December 31, 2001 is owed to two members of the Company's Board of Directors (Note 9).

The Company makes interest-free advances, due on demand, to certain affiliated entities. Such advances amounted to $4,157,256 at December 31, 2001.

9. SUBORDINATED BORROWINGS

Under the terms of the Company's agreements with its subordinated lenders, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has a subordinated loan with a bank in the amount of $1,000,000. Interest is payable monthly at the bank's prime rate (4.75% at December 31, 2001) plus 3%. The entire principal balance was due December 31, 2001; however, the Company has not repaid it. The lender has served the Company with a notice of default and the loan is currently in default. On March 28, 2002, the Company sold a portion of its interest in Wainwright Investment Counsel, LLC for $1.2 million in cash. The Company anticipates using the proceeds from this transaction to repay all or a portion of the loan.

The Company has entered into two subordinated loan agreements with two members of the Company's Board of Directors in the amount of $150,000 each (Note 8). Interest is payable monthly at prime rate (4.75% at December 31, 2001) plus 2%. The agreements were scheduled to mature on January 31, 2002. On January 29, 2002, the subordinated loan agreements were converted to equity capital of H.C. Wainwright Holding Corporation, which in turn contributed the capital to the Company.

The Company has three additional $100,000 subordinated debt agreements with a member of the Company's Board of Directors (Note 8). The agreements mature on March 31, 2002. The agreements bear interest at the rate of 5% per annum, and are collateralized by securities.

The Company also has a revolving subordination agreement with its former clearing broker under which it may borrow up to $1,200,000. The agreement expires on July 31, 2002; interest is payable monthly on the principal amount at 11%. At December 31, 2001, the Company had $1,200,000 outstanding under this agreement.

On March 28, 2002, the Company received a commitment from Victus Capital, LP, ("Victus") an affiliate of a principal stockholder in H.C. Wainwright Holding Corporation, to make available a replacement subordinated borrowing arrangement in the amount of $1,200,000 upon the maturity on July 31, 2002 of the Company's existing revolving subordination agreement with its former clearing broker (the "Victus Note"). The Victus Note will be issued on terms substantially similar to those contained in the agreement with the Company's former clearing broker.

9. SUBORDINATED BORROWINGS (continued)

Under the terms of the Company's agreement with Victus, Victus will have no commitment to make available the Victus Note to the Company in the event that prior to the scheduled maturity of the Company's existing revolving subordination agreement with its former clearing broker, (i) the Company renews its revolving subordination agreement with its former clearing broker, (ii) there is a change in control of the Company (as defined in the Victus Note), (iii) the Company becomes insolvent or declares bankruptcy, or (iv) the Company receives proceeds in an amount at least equal to the Victus Note from the sale of its remaining interest in Wainwright Investment Counsel, LLC.

10. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of such instruments, except for the note payable to bank and subordinated borrowings.

The fair values of the Company's note payable to bank and subordinated borrowings are determined using contractual cash flows discounted at current interest rates offered to the Company for debt with substantially the same characteristics and maturities. The fair values of such instruments approximate their carrying amounts at December 31, 2001.

12. LITIGATION

The Company is subject to claims and lawsuits that arise in the ordinary course of business. Some of these claims and lawsuits seek damages in amounts which could, if assessed, be significant. On the basis of present information and advice received from counsel, management believes that the ultimate disposition or determination of these claims will not have a material adverse effect on the Company's results of operations or financial condition.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of H.C. Wainwright & Co., Inc.:

In planning and performing our audit of the financial statements of H.C. Wainwright & Co., Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated March 28, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 28, 2002